Exhibit 2.2

[Pursuant to Item 601(b)(2)(ii) of Regulation S-K, certain term to this exhibit have been omitted as they are both not material and of the type that the registrant treats as private or confidential. A copy of unredacted copy of the exhibit will be furnished supplementally to the SEC upon request.]

EXECUTION VERSION

AMENDMENT 1 TO AMENDED AND RESTATED AGREEMENT AND PLAN OF MERGER

This is Amendment 1 (“Amendment”), dated as of October 10, 2024, to the Amended and Restated Agreement and Plan of Merger (the “Merger Agreement”) dated as of August 30, 2024, by and among AGBA Group Holding Limited, a British Virgin Islands business company (“Parent”), AGBA Social Inc., a Delaware corporation and wholly owned subsidiary of Parent (“Merger Sub”), Triller Corp., a Delaware corporation (the “Corporation”), and Bobby Sarnevesht, solely in the capacity of the Holder Representative. Capitalized terms used but not otherwise defined herein shall have the meanings ascribed to such terms in the Merger Agreement.

WHEREAS, the parties executed the Merger Agreement on August 30, 2024;

WHEREAS, Section 1.7.1(j) of the Merger Agreement provided that prior to the Closing, Parent would effectuate a 2.0634 to one forward share split of Parent Ordinary Shares that will result in the holders of Parent Ordinary Shares owning an aggregate of 189,265,804 Parent Ordinary Shares immediately prior to the Merger Effective Time;

WHEREAS, Parent has amended the terms of the aforementioned forward split to a provide for a 1.9365 to one forward split of Parent Ordinary Shares in order to achieve the foregoing result of 189,265,804 outstanding Parent Ordinary Shares, which split was effective as of October 1, 2024 (the “Revised Forward Split”);

WHEREAS, Parent has determined that, in order to obtain Nasdaq approval to close the Transactions, Parent will be required to execute a reverse share split so as to raise its share price to at least $4.00 as provided by the Nasdaq initial listing rules, the specifics as to such split to be determined by the Board of Directors of Parent (the “Reverse Split”);

WHEREAS, Parent has informed the Corporation that at the Parent Shareholder Meeting, a Parent shareholder has proposed the Revised Forward Split and the Reverse Split, and that holders of the requisite number of Parent Ordinary Shares required to approve both of these proposals have voted their shares in favor of both of these proposals, each in accordance with applicable corporation laws;

WHEREAS, the Reverse Split will result in a reverse split of each outstanding Parent Ordinary Share existing on a one to four basis, such that the 189,265,804 Parent Ordinary Shares outstanding after the Revised Forward Split immediately prior to the Domestication shall be split, on a reverse basis, to an aggregate of 47,316,451 outstanding Parent Ordinary Shares;

WHEREAS, immediately upon the Closing, Delaware Parent shall make incentive stock grants to certain of its key employees by issuing an aggregate of 33,480,000 shares (the “Plan Shares”) of Delaware Parent Common Stock under the Triller Group Inc. 2024 Equity Incentive Plan (the “Plan”), consisting of 23,000,000 shares that vest immediately upon grant (the “Vested Shares”) and 10,480,000 shares that are restricted and unvested as of the date of grant and will vest over time (the “Unvested Shares”);

WHEREAS, the parties mutually acknowledge that the above described capitalization changes resulting from the Revised Forward Split, the Reverse Split and the issuance of the Vested Shares would, when taken together, result in a material change to the previously agreed 30/70 equity split between the parties that is reflected in the Merger Agreement, and therefore certain technical revisions to the Merger Agreement are required to restore the previously agreed 30/70 equity split;

NOW, THEREFORE, the parties agree as follows:

1. Revised Forward Split. As of October 1, 2024, each outstanding Parent Ordinary Share existing as of September 30, 2024 was subject to a 1.9365 to one forward split. As a result of this Revised Forward Split, the total outstanding Parent Ordinary Shares outstanding as of the effectiveness of the Revised Forward Split were increased to 189,265,804.

2. Reverse Share Split. Subsequent to the effectiveness of the Revised Forward Split and Prior to the Domestication, each outstanding Parent Ordinary Share existing as of October 14, 2024 shall be subject to a Reverse Split of one to four. As a result, the total outstanding Parent Ordinary Shares outstanding after giving effect to the Revised Forward Split and the Reverse Split, and immediately prior to the Domestication, shall be decreased from 189,265,804 to 47,316,451.

3. Effect of Revised Forward Split and Reverse Share Split; Amendments to Merger Agreement. The following sections of the Merger Agreement are hereby amended as follows:

2.1 Section 1.7.1. Section 1.7.1 of the Merger Agreement is hereby amended in its entirety to read as follows:

“1.7.1. Treatment of Equity.

At the Merger Effective Time, upon the terms and subject to the conditions of this Agreement (including, as and to the extent applicable, Section 1.7.2), by virtue of the Merger and without any action on the part of any party hereto or the holders thereof:

(a) All shares of any class of capital stock of the Corporation held by the Corporation as treasury shares shall be canceled.

(b) The Corporation Convertible Notes and Corporation Convertible Warrants shall automatically convert into an aggregate of 97,009,341 and 30,293,447shares, respectively, of Series A Common Stock; which in turn shall, after giving effect to the Reverse Split and to the adjustment for the issuance of the Vested Shares, shall result in the issuance of 30,370,613 and 9,483,938 shares of Delaware Parent Common Stock, respectively.

(c) Each issued and outstanding share of Series A Common Stock and Series B Common Stock (including the Common Stock into which Corporation Convertible Notes and Corporation Convertible Warrants are converted pursuant to the immediately preceding clause (b)), other than Dissenting Shares, shall be converted into the right to receive from Delaware Parent the Common Per Share Merger Consideration; and in the aggregate, the 341,255,898 shares of Common Stock as of the Agreement Date shall be converted into an aggregate of 107,671,001 shares of Delaware Parent Common Stock.

(d) Each issued and outstanding share of Preferred Stock, other than Dissenting Shares, shall be converted into the right to receive from Delaware Parent the Preferred Per Share Merger Consideration; and in the aggregate, the 37,702,230 shares of Preferred Stock as of the Agreement Date shall be converted into an aggregate of 11,803,398 shares of Delaware Parent Preferred Stock.

(e) Each Corporation RSU shall be canceled and converted into Delaware Parent RSU such that in the aggregate, the 54,020,128 Corporation RSUs outstanding as of the Agreement Date shall be converted into an aggregate of 16,912,025 Delaware Parent RSUs.

(f) Each outstanding Corporation Warrant shall become a Delaware Parent Adjusted Warrant, after all adjustments thereto as required per the terms of the warrant agreement governing such Corporation Warrant; and in the aggregate, 53,147,335 Corporation Warrants shall, effective as of the Closing Date, be adjusted, replaced by and reissued as Delaware Parent Adjusted Warrants pursuant to an independent valuation.

(g) Each issued and outstanding share of capital stock of Merger Sub shall be converted into one share of common stock of the Surviving Corporation.

(h) All Stockholders other than the Unrestricted Stockholders (as to their Unrestricted Shares) will be subject to the Lock-Up as to the portion of the Merger Consideration received by each of them.

(i) Prior to giving effect to the Reserved Shares, at the Merger Effective Time, each share of Corporation Stock and each Corporation RSU shall, as of the Merger Effective Time, be converted into 0.3131 of a share of Delaware Parent Common Stock and 0.3131 of one Delaware Parent RSU, respectively. All Delaware Parent Common Stock amounts set forth in this Section 1.7.1 shall be calculated before giving effect to the Reserved Shares, which shall be placed into escrow pursuant to Section 1.8(a). Schedule 1 to this Amendment sets forth the amounts of Delaware Parent Common Stock, Delaware Parent Preferred Stock and Delaware Parent RSUs to be issued at the Closing, as adjusted for the Reserved Shares.

(j) Prior to the Closing, Parent has effectuated the Revised Forward Split of 1.9365 to one Parent Ordinary Shares that will result in the holders of Parent Ordinary Shares owning an aggregate of 189,265,804 Parent Ordinary Shares immediately prior to the Merger Effective Time.

(k) Prior to the Closing, Parent shall effectuate a one to four reverse share split of Parent Ordinary Shares that will result in the holders of Parent Ordinary Shares owning an aggregate of 47,316,451 Parent Ordinary Shares immediately prior to the Merger Effective Time; this Reverse Split, when combined with the Revised Forward Split and terms of the Merger Agreement and this Amendment (including the terms relating to the Vested Shares), will result in the 30/70 equity split between the holders Parent Ordinary Shares, on the one hand, and the holders of Corporation Stock and of Corporation RSUs, on the other hand, which has been agreed by the parties.”

2.2 Section 1.8. Section 1.8 of the Merger Agreement is hereby amended in its entirety to read as follows:

“1.8 Reserved Shares; Contingent Shares. (a) At the Closing, Delaware Parent shall issue an aggregate of 24,206,246 shares of Delaware Parent Common Stock constituting a portion of the Merger Consideration, as a reserve (the “Reserved Shares”), which Reserved Shares will be deposited into an escrow account in the name of Delaware Parent, acting as escrow agent, promptly after Closing and used to settle any matters solely in connection with claims that relate to the affairs of the Corporation prior to the Closing Date (including, without limitation, any current and/or future litigation matters, Corporation debt, accrued interest, accounts payable, investments in Corporation Subsidiaries and matters related to the Final Consideration Closing Spreadsheet, among other), in each instance in the reasonable judgment of the Board of Directors of Delaware Parent, acting in its fiduciary capacity without undue delay, in good faith and in the best interests of Delaware Parent and its stockholders. The number of Reserved Shares shall be increased from time to time by the number of any Cancelled RSU Shares, as provided in Section 1.9. For a period of six years after the Closing Date, Delaware Parent may, from time to time, give written instructions to the Exchange Agent to release such number of the Reserved Shares in settlement of any such matters. If any portion of the Reserved Shares remains in escrow at the end of such six year period, then Delaware Parent shall distribute such shares to the stockholders of the Corporation existing as of immediately prior to the Merger Effective Time, on a pro rata basis.

(b) At the Closing, Delaware Parent shall create an additional reserve (in addition to the Merger Consideration) for issuance an aggregate of 11,838,470 shares of Delaware Parent Common Stock (the “Contingent Shares”), as a contingent reserve to be released to the stockholders of the Corporation existing immediately prior to the Merger Effective Time, on a pro rata basis, upon the vesting of the Unvested Shares subsequent to the Closing Date. No later than 15 Business Days after the end of each calendar quarter, Delaware Parent shall deliver to the Stockholder Representative a summary setting forth the aggregate number of Unvested Shares that have vested in the prior calendar quarter (if any, the “Released Plan Shares”); promptly thereafter, Delaware Parent shall issue to the stockholders of the Corporation existing immediately prior to the Merger Effective Time, on a pro rata basis, a number of Contingent Shares equal to the product of the Released Plan Shares multiplied by 7/3. Any Unvested Shares that are forfeited for any reason prior to vesting shall reduce the number of Contingent Shares by that same 7/3 ratio.

2.3 Section 1.9. The first sentence of Section 1.9 of the Merger Agreement is hereby deleted in its entirety and replaced by the following sentence, so as to reflect the current agreement of the parties as to the Reserved Shares in a manner consistent with the Reverse Split:

“Each Corporation RSU shall be canceled and converted into 0.3131 of a Delaware Parent RSU(s) as provided in Section 1.7.1(c).”

2.4 Section 2.3(a)(i): Clause (G) of Section 2.3(a)(i) of the Merger Agreement is hereby deleted in its entirety and replaced by the following, so as to reflect the current agreement of the parties as to the Reserved Shares in a manner consistent with the Reverse Split:

“(G) Corporation Convertible Notes: Corporation Convertible Notes in the aggregate principal amount of $95,903,940.25, all of which shall convert based on (i) a conversion price equal to the volume weighted average price per share of Parent Common Stock for the 30 days prior to the date of execution hereof which is $1.19 and (ii) an applicable discount factor in accordance with the terms of the instrument, and as adjusted for the Reverse Split, , into an aggregate of 30,370,613 shares of Delaware Parent Common Stock at the Closing.”

2.5 Section 2.3(a): A new clause (iv) is hereby added to Section 2.3(a) of the Merger Agreement which reads as follows:

“(iv) There have been no changes to the capitalization of the Corporation, which includes, without limitation, no issuances by the Corporation to any Person of any Common Stock, Preferred Stock, convertible debt, warrants or other equity securities, and no any grants of additional RSUs or forfeitures of existing RSUs from August 30, 2024 through October 9, 2024, except as otherwise provided in Schedule 2.3(a) of the Corporation Disclosure Memorandum.”

2.5 Section 3.3(a). Section 3.3(a) of the Merger Agreement is hereby deleted in its entirety and replaced by the following:

“(a) As of August 28, 2024, there were 97,736,035 Parent Ordinary Shares issued and outstanding. Immediately upon the effectiveness of the Revised Forward Split and the Reverse Split and immediately prior to the Merger Effective Time, there will be 47,316,451 Parent Ordinary Shares issued and outstanding. As of the Closing Date, an affiliate of the majority shareholder of Parent will own 30,851 Super Voting Shares, which constitute all the Super Voting Shares that will be issued and outstanding as of the Merger Effective Time.”

2.6. Annex A. Annex A to the Agreement is hereby amended by replacing the following defined terms with the following definitions:

'“Common Per Share Merger Consideration” means 0.3131 shares of Delaware Parent Common Stock, to be paid as consideration for each full share of Series A Common Stock and for each full share of Series B Common Stock, before taking into account the Reserved Shares.”

“Merger Consideration” means an aggregate of 136,386,427 shares of Delaware Parent Stock and Delaware Parent RSUs, comprised of (i) 107,671,001 shares of Delaware Parent Common Stock to be paid to the Stockholders in consideration of all outstanding Common Stock, (ii) 11,803,398 shares of Delaware Parent Preferred Stock to be paid to the Stockholders in consideration of all outstanding Preferred Stock, (iii) 16,912,025 Delaware Parent RSUs to be issued in conversion of all outstanding Corporation RSUs, all as further provided herein”

“Parent Ordinary Shares” means, after giving effect to the Revised Forward Split, the ordinary shares, par value US$0.000516395 per share, of Parent.”

“Preferred Per Share Merger Consideration” means 0.3131 of a share of Delaware Parent Preferred Stock, to be paid as consideration for each full share of Preferred Stock.”

2.7 Annex B. Annex B to the Agreement is hereby deleted in its entirely and replaced with a replacement Annex B which is annexed to this Amendment.

3 Agreement in Effect. Except as specifically provided in this Amendment, the Agreement shall remain in full force and effect.

Schedule 1

[xxx]

SIGNATURE PAGE TO AMENDMENT 1

IN WITNESS WHEREOF, the parties hereto have entered into and signed this Amendment as of the date and year first above written.

AGBA GROUP HOLDING LIMITED

By:	/s/ Wing-Fai Ng
Name:	Wing-Fai Ng
Its:	Chief Executive Officer

AGBA SOCIAL INC.

By:	/s/ Wing-Fai Ng
Name:	Wing-Fai Ng
Its:	Vice President

TRILLER CORP.

By:	/s/ Bobby Sarnevesht
Name:	Bobby Sarnevesht
Its:	Chief Executive Officer

BOBBY SARNEVESHT, HOLDER REPRESENTATIVE

/s/ Bobby Sarnevesht

SCHEDULE 2.3

Since August 30, 2024, the following additions have been made to Triller’s capitalization table through net cashless exercises of Class B Warrants:

[xxx]

ANNEX TO AMENDMENT – REVISED ANNEX B

[xxx]

B-1